Exhibit 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

1. A special meeting of shareholders of the Russia, Emerging Countries and Emerging Markets Funds was held on December 5, 2002, to approve a Sub-Advisory Agreement between ING Investments LLC and ING Investment Management Advisors BV with no change in the Adviser or the overall management fee paid by the Fund

2. A special meeting of shareholders of the Russia, Emerging Countries and Emerging Markets Funds was held on December 5, 2002, to transact such other business, not currently contemplated, that may properly come before the Special Meeting or any adjournments thereof in the discretion of the proxies or their substitute.

3. A special meeting of shareholders was held on April 17, 2002 to approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") by and among Global Technology Fund and ING Technology Fund ("Technology Fund"), providing for the merger of Global Technology Fund with and into Technology Fund.

4. A special meeting of shareholders was held on April 17, 2002 to transact such other business, not currently contemplated, that may properly come before the Special Meeting or any adjournment(s) thereof in the discretion of the proxies or their substitute.